Exhibit 99.1

Senstar Technologies Corporation Reports Second Quarter 2026 Financial Results

OTTAWA, ON, Aug. 25, 2026 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three and six months ended June 30, 2026. Management will hold an investors' conference call later today (at 9 a.m. Eastern Time) to discuss the results.

Second Quarter 2026 Business Summary:

(Second quarter 2026 results for the three months ended June 30, 2026, compared to the comparable three-month period of 2025, except as otherwise noted.)

•	Revenue increases 8% year-over-year to $10.4 million with gross margin of 64.2% versus revenue of $9.7 million with gross margin of 66.1%

•	Net income of $0.4 million compared to net income of $1.2 million in the second quarter of last year, driven by diligent investments in innovative security solutions.

•
Cash and short-term bank deposits balance of $8.0 million, excluding restricted cash of $0.1 million, and the Company had no debt as of June 30, 2026, compared with $22.5 million cash balance as of December 31, 2025

Mr. Fabien Haubert, Chief Executive Officer of Senstar Technologies, stated, "Our second quarter results reflect the continued execution of our strategy and a successful return to growth and profitability, with revenue increasing by 8% over the year-ago quarter. LiDAR once again delivered a standout performance, delivering strong growth and further solidifying its role as a material driver of our overall growth trajectory. This momentum provides clear validation that Senstar's sales infrastructure is accelerating Blickfeld's growth. The combined business is generating meaningful synergies, with Blickfeld delivering a profitable EBITDA in Q2, an important milestone that demonstrates the strategic rationale behind the combination. The integration is progressing on schedule, already unlocking efficiency gains and broadening our addressable markets."

Mr. Haubert continued, "The underlying demand environment for our solutions remains robust, with particularly strong momentum in the EMEA and APAC regions supported by notable strength from utilities, data centers, and airports. While our U.S. corrections vertical continues to face temporary impacts from government shutdown related project delays, our pipeline remains healthy and we expect a solid resumption of activity throughout second half of this year. We continue to prioritize improved revenue conversion and are generating meaningful progress in advancing previously delayed projects into scalable deployments. We remain confident in our strategy and ability to deliver sustainable, profitable growth as we execute on our strategic initiatives through the balance of 2026."

Second Quarter 2026 Financial Results Summary

Revenue for the second quarter of 2026 was $10.4 million, an increase of 8% compared with $9.7 million in the second quarter of 2025. Second quarter gross profit was $6.7 million, or 64.2% gross margin, compared with $6.4 million, or 66.1% of revenue, in the year-ago quarter. The variation in gross margin was primarily due to changes in product and customer mix and the inclusion of Blickfeld in the consolidated results.

Operating expenses were $6.4 million, an increase of 18% compared to the prior year's second quarter operating expenses of $5.4 million. The increase in operating expenses is primarily attributable to targeted investments in innovative security solutions, and costs associated with the Blickfeld acquisition, both of which are aimed at generating sustainable long-term growth.

Second quarter of 2026 operating income of $0.3 million compares to operating income of $1.0 million in the year-ago period. The decline is primarily attributable to the inclusion of Blickfeld on a consolidated basis.

Financial income was $61,000 for the second quarter of 2026, an improvement compared to financial loss of ($330,000) in the second quarter last year.

Net income in the second quarter of 2026 was $0.4 million, or $0.02 per share compared to net income of $1.2 million, or $0.05 per share in the second quarter of last year.

EBITDA for the second quarter of 2026 was $0.6 million versus $1.1 million in the second quarter of 2025.

Cash and cash equivalents and short-term bank deposits of $8.0 million, or $0.34 per share as of June 30, 2026, excluding restricted cash of $0.1 million, compared with $22.5 million, or $0.96 per share, at December 31, 2025.

Earnings Conference Call Information:

The Company will host a conference call later today, August 25, 2026. The call will begin promptly at 9:00 a.m. Eastern Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13761365.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779

The conference call will also be available via a live webcast at:
https://viavid.webcasts.com/starthere.jsp?ei=1768265&tp_key=69ce239a68

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13761365

About Senstar Technologies Corporation

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar's current beliefs, expectations or intentions regarding future events. Words such as "may," "will," "could," "should," "expect," "plan," "project," "intend," "anticipate," "believe," "seek," "estimate," "predict," "potential," "pursue," "target," "continue," and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading "Risk Factors" in Senstar's most recent Annual Report on Form 20-F filed with the SEC and in other filings with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:	IR Contact:
Senstar Technologies Corporation	Hayden IR
Alicia Kelly,	Corbin Woodhull,
Chief Financial Officer	Managing Director
Alicia.Kelly@senstar.com	Corbin@HaydenIR.com +1-602-476-1821

-- Tables follow –

SENSTAR TECHNOLOGIES CORPORATION UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	% change	2026	2025	% change
Revenue	10,447	9,654	8	18,531	18,102	2
Cost of revenue	3,740	3,274	14	6,974	6,049	15

Gross profit	6,707	6,380	5	11,557	12,053	(4)
Operating expenses:
Research and development, net	1,390	900	55	2,437	1,800	35
Selling and marketing	2,848	2,452	16	5,359	4,717	14
General and administrative	2,125	2,055	3	4,021	3,516	14
Total operating expenses	6,364	5,407	18	11,816	10,033	18

Operating income (loss)	343	973		(260)	2,020
Financial income (expenses), net	61	(330)		12	(61)

Income (loss) before income taxes	404	643		(248)	1,959

Taxes on income (tax benefits)	53	(581)		232	(284)

Net income (loss)	351	1,224		(480)	2,243

Basic and diluted net income (loss) per share	$0.02	$0.05		$(0.02)	$0.10

Weighted average number of shares used in computing basic net income (loss) per share	23,331,653	23,328,191		23,331,653	23,327,426

Weighted average number of shares used in computing diluted net income (loss) per share	23,331,653	23,335,835		23,385,669	23,334,103

SENSTAR TECHNOLOGIES CORPORATION UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS METRICS (All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026%	2025%	2026%	2025%

Gross margin	64.2	66.1	62.4	66.6
Research and development, net as a % of revenues	13.3	9.3	13.1	9.9
Selling and marketing as a % of revenues	27.3	25.4	28.9	26.1
General and administrative as a % of revenues	20.3	21.3	21.7	19.4
Operating margin	3.3	10.1	(1.4)	11.2
Net margin	3.4	12.7	(2.6)	12.4

SENSTAR TECHNOLOGIES CORPORATION RECONCILIATION OF EBITDA TO NET INCOME (LOSS) (All numbers expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

GAAP income (loss)	351	1,224	(480)	2,243
Add: Financial expense, net	-	330	-	61
Less: Financial income, net	(61)	-	(12)	-
Add: Taxes on income	53	-	232	-
Less: Tax benefits	-	(581)	-	(284)
Add: Depreciation and amortization	208	166	408	326
EBITDA	551	1,139	149	2,346

SENSTAR TECHNOLOGIES CORPORATION UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (All numbers expressed in thousands of US$)

	June 30,	December 31,
	2026	2025
CURRENT ASSETS:
Cash and cash equivalents	$7,875	$22,341
Short-term bank deposits	123	127
Restricted cash and deposits	124	6
Trade receivables, net	10,584	9,840
Unbilled accounts receivable	142	219
Other accounts receivable and prepaid expenses	3,707	2,710
Inventories	7,481	5,591

Total current assets	30,036	40,834

Long term ASSETS:

Deferred tax assets	463	671
Operating lease right-of-use assets	596	549

Total long-term assets	1,059	1,220

PROPERTY AND EQUIPMENT, NET	2,625	1,622

INTANGIBLE ASSETS AND GOODWILL	19,109	10,992

Total assets	$52,829	$54,668

SENSTAR TECHNOLOGIES CORPORATION UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (All numbers expressed in thousands of US$)

	June 30,	December 31,
	2026	2025

CURRENT LIABILITIES:

Trade payables	$1,458	$1,889
Deferred revenues and customer advances	2,992	2,884
Other accounts payable and accrued expenses	3,529	3,993
Short-term operating lease liabilities	410	269

Total current liabilities	8,389	9,035

LONG-TERM LIABILITIES:
Deferred revenues	1,556	1,510
Deferred tax liabilities	562	580
Long-term operating lease liabilities	188	289
Other long-term liabilities	200	38

Total long-term liabilities	2,506	2,417

SHAREHOLDERS' EQUITY
Share Capital: Common shares - 39,748,000 shares authorized -
No par value, 23,326,653 shares issued and outstanding at March 31, 2025 and at December 31, 2024	-	-
Additional paid-in capital	38,114	38,005
Accumulated other comprehensive income (loss)	(504)	(507)
Foreign currency translation adjustments (stand-alone financial statements)	8,750	9,664
Accumulated deficit	(4,426)	(3,946)

TOTAL SHAREHOLDERS' EQUITY	41,934	43,216

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$52,829	$54,668